SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___) *

AquaVenture Holdings Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G0443N107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. G0443N107	13 G	Page 2 of 11

1	NAME OF REPORTING PERSON Virgin Green Fund I, L.P. (“VGF Fund”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,005,022 shares, except that (i) VGF Partners I, L.P. (“VGF Partners”), the general partner of VGF Fund, may be deemed to have sole voting power with respect to such shares, (ii) VGF I Limited (“VGF Limited”), the general partner of VGF Partners, may be deemed to have sole voting power with respect to such shares and (iii) Evan Lovell (“Lovell”), a Director and an investment partner of VGF Limited, may be deemed to have shared voting power with respect to such shares.

	6	SHARED VOTING POWER -0-
	7

SOLE DISPOSITIVE POWER

2,005,022 shares, except that (i) VGF Partners, the general partner of VGF Fund, may be deemed to have sole dispositive power with respect to such shares, (ii) VGF Limited, the general partner of VGF Partners, may be deemed to have sole dispositive power with respect to such shares and (iii) Lovell, a Director and an investment partner of VGF Limited, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,005,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.6%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G0443N107	13 G	Page 3 of 11

1	NAME OF REPORTING PERSON VGF Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,005,022 shares, except that (i) VGF Limited, the general partner of VGF Partners, may be deemed to have sole voting power with respect to such shares and (ii) Lovell, a Director and an investment partner of VGF Limited, may be deemed to have shared voting power with respect to such shares

	6	SHARED VOTING POWER -0-
	7

SOLE DISPOSITIVE POWER

2,005,022 shares, except that (i) VGF Limited, the general partner of VGF Partners, may be deemed to have sole dispositive power with respect to such shares and (ii) Lovell, a Director and an investment partner of VGF Limited, may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,005,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.6%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G0443N107	13 G	Page 4 of 11

1	NAME OF REPORTING PERSON VGF I Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,005,022 shares, except that Lovell, a Director and an investment partner of VGF Limited, may be deemed to have shared voting power with respect to such shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,005,022 shares, except that Lovell, a Director and an investment partner of VGF Limited, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,005,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.6%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G0443N107	13 G	Page 5 of 11

1	NAME OF REPORTING PERSON Evan Lovell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6

SHARED VOTING POWER

2,005,022 shares, all of which are held directly by VGF Fund. VGF Limited is the ultimate general partner of VGF Fund and Lovell, a Director and an investment partner of VGF Limited, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
	8

SHARED DISPOSITIVE POWER

2,005,022 shares, all of which are held directly by VGF Fund. VGF Limited is the ultimate general partner of VGF Fund and Lovell, a Director and an investment partner of VGF Limited, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,005,022
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.6%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G0443N107	13 G	Page 6 of 11

ITEM 1(A).	NAME OF ISSUER

AquaVenture Holdings Limited

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

14400 Carlson Circle
Tampa FL 33626

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Virgin Green Fund I, L.P., a Cayman Islands exempted limited partnership (“VGF Fund”), VGF Partners I, L.P., a Cayman Islands exempted limited partnership (“VGF Partners”), VGF I Limited, a Cayman Islands company (“VGF Limited”) and Evan Lovell (“Lovell”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

VGF Limited is the general partner of VGF Partners, which serves as the general partner of VGF Fund. VGF Limited and VGF Partners may each be deemed to have indirect beneficial ownership of shares of the issuer directly owned by VGF Fund. Lovell is a Director and an investment partner of VGF Limited and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by VGF Fund.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

179 Harrow Road
London, United Kingdom W2 6NB

ITEM 2(C).	CITIZENSHIP

VGF Fund and VGF Partners are Cayman Islands exempted limited partnerships. VGF Limited is a Cayman Islands company. Lovell is a United States citizen.
ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary Shares, no par value
CUSIP #G0443N107

ITEM 3.	Not Applicable.

CUSIP NO. G0443N107	13 G	Page 7 of 11

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of VGF Fund and VGF Partners, and the memorandum and articles of association of VGF Limited, the general and limited partners or shareholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP NO. G0443N107	13 G	Page 8 of 11

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. G0443N107	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2017

Entities:
VIRGIN GREEN FUND I, L.P., by its General Partner VGF PARTNERS I, L.P., by its General Partner VGF I Limited

VGF PARTNERS I, L.P., by its General Partner VGF I Limited

VGF I LIMITED

		By:	/s/ Evan Lovell
Evan Lovell, Director

Individuals:
/s/ Evan Lovell
Evan Lovell

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. G0443N107	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. G0443N107	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of AquaVenture Holdings Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: January 25, 2017

Entities:
VIRGIN GREEN FUND I, L.P., by its General Partner VGF PARTNERS I, L.P., by its General Partner VGF I Limited

VGF PARTNERS I, L.P., by its General Partner VGF I Limited

VGF I LIMITED

		By:	/s/ Evan Lovell
Evan Lovell, Director

Individuals:
/s/ Evan Lovell
Evan Lovell